SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, DC 20549
______________________

	SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
	(Amendment No. 1)*


	Integrated Environmental Technologies, Ltd.
	(Name of Issuer)

	Common Stock, par value $0.001 per share
	(Title of Class of Securities)

	639048107
	(CUSIP Number)

	December 31, 2009
	(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[ ]  Rule 13d-1(b)

		[ ]  Rule 13d-1(c)

		[ ]  Rule 13d-1(d)


(Page 1 of 9 Pages)

_____________________________
	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  639048107
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1
NAME OF REPORTING PERSONS

McAdoo Capital, Inc.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
	(a)   ?
	(b)   ?
3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

None

6
SHARED VOTING POWER

15,414,329

7
SOLE DISPOSITIVE POWER

None

8
SHARED DISPOSITIVE POWER

15,414,329
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,414,329
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    ?
(see instructions)
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.5% (See also Item 4(b) below)
12
TYPE OF REPORTING PERSON
(see instructions)

CO


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1
NAME OF REPORTING PERSONS

Zanett Opportunity Fund, Ltd.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
	(a)   ?
	(b)   ?
3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

None

6
SHARED VOTING POWER

15,157,423

7
SOLE DISPOSITIVE POWER

None

8
SHARED DISPOSITIVE POWER

15,157,423
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,157,423
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    ?
(see instructions)
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.3% (See also Item 4(b) below)
12
TYPE OF REPORTING PERSON
(see instructions)

CO


CUSIP No.  639048107
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1
NAME OF REPORTING PERSONS

Zachary McAdoo
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
	(a)   ?
	(b)   ?
3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

None

6
SHARED VOTING POWER

15,414,329

7
SOLE DISPOSITIVE POWER

None

8
SHARED DISPOSITIVE POWER

15,414,329
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,414,329
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    ?
(see instructions)
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.5% (See also Item 4(b) below)
12
TYPE OF REPORTING PERSON
(see instructions)

IN


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Item 1(a).  Name of Issuer:

	Integrated Environmental Technologies, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

	4235 Commerce Street
	Little River, South Carolina 29566

Item 2(a).  Name of Person Filing:

	McAdoo Capital, Inc.
	Zanett Opportunity Fund, Ltd.
	Zachary McAdoo

Item 2(b).  Address of Principal Business Office or, if none, Residence:

	For McAdoo Capital, Inc. and Zachary McAdoo:

		635 Madison Avenue, 15th Floor
		New York, NY 10022

	For Zanett Opportunity Fund:

		c/o Appleby Spurling
		Canon's Court
		22 Victoria Street
		P.O. Box HM 1179
		Hamilton, Bermuda HM 1179

Item 2(c).  Citizenship:

		McAdoo Capital, Inc. - United States
		Zanett Opportunity Fund, Ltd. - Bermuda
		Zachary McAdoo - United States

Item 2(d).  Title of Class of Securities:

	Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).  CUSIP No.:

	639048107


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Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or
(c), Check Whether the Person Filing is a:

	Not applicable.

Item 4.  Ownership.

	(a)	Amount Beneficially Owned:
	Zanett Opportunity Fund, Ltd. (the "Fund") beneficially owns 15,157,423 shares of Common Stock. This amount includes: (i) 5,900,000 shares issuable pursuant to warrants acquired August 19, 2009; (ii) 6,159,923 shares (the "Fund Conversion Shares") acquired pursuant to the conversion on December 31, 2009 of the 12% convertible debentures due in 2009 issued to the Fund (the "Fund Debentures"); (iii) 2,950,000 shares issuable pursuant to warrants acquired pursuant to the conversion on December 31, 2009 of the Fund Debentures; and (iv) 147,500 shares issuable at the Fund's option in satisfaction of a loan fee for the Fund Debentures. The Fund converted $590,000 of outstanding principal of the Fund Debentures at a conversion price of $0.10 per share (resulting in an issuance of 5,900,000 shares) and $25,992.33 of accrued but unpaid interest on the debenture at a conversion price of $0.10 per share (resulting in an issuance of 259,923 shares). While the Fund fully converted the Fund Debentures on December 31, 2009, the Fund is owed a loan fee of $14,750, which is convertible at the Fund's option into 147,500 shares of Common Stock at the exercise price of $0.10 per share.

	McAdoo Capital, Inc. ("McAdoo Capital") exercises investment discretion over the Fund's 15,157,423 shares of Common Stock, in addition to the 256,906 shares McAdoo Capital beneficially owns, which includes: (i) 100,000 shares issuable pursuant to warrants acquired August 19, 2009; (ii) 104,406 shares (the "McAdoo Conversion Shares") acquired pursuant to the conversion on December 31, 2009 of the 12% convertible debentures due in 2009 issued to McAdoo Capital (the "McAdoo Debentures"); (iii) 50,000 shares issuable pursuant to warrants acquired pursuant to the conversion on December 31, 2009 of the McAdoo Debentures; and
(iv) 2,500 shares issuable at McAdoo Capital's option in satisfaction of a loan fee for the McAdoo Debentures. McAdoo Capital converted $10,000 of outstanding principal of the McAdoo Debentures at a conversion price of $0.10 per share (resulting in an issuance of 100,000 shares) and $440.55 of accrued but unpaid interest on the debenture at a conversion price of $0.10 per share (resulting in an issuance of 4,406 shares). While McAdoo Capital fully converted the McAdoo Debentures on December 31, 2009, McAdoo Capital is owed a loan fee of $250, which is convertible at McAdoo Capital's option into 2,500 shares of Common Stock at the exercise price of $0.10 per share.

	Zachary McAdoo exercises investment discretion over shares beneficially owned by McAdoo Capital (including the shares owned by the Fund) by virtue of his position as President. This report shall not be construed as an admission that McAdoo Capital or Mr. McAdoo are the beneficial owners of the Fund's shares for any purposes.

	(b)	Percent of Class:
The Fund is the beneficial owner of 15.3% of the issuer's Common Stock. As provided in the issuer's Quarterly Report on Form 10-Q, filed November 16, 2009, 84,168,467 shares of Common Stock were outstanding as of November 13, 2009. In addition, the Fund has the right to acquire within 60 days: (i) 8,850,000 total shares issuable pursuant to warrants and (ii) 147,500 shares issuable in satisfaction of the loan fee (together, the "Fund Additional Shares"). The Fund's beneficial ownership percentage is based on a total of 99,325,890 shares, which consists of the issuer's outstanding shares plus: (i) the Fund Additional Shares and (ii) the Fund Conversion Shares, which were acquired on December 31, 2009 and therefore were not included in the issuer's reported shares outstanding as of November 13, 2009.


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Due to its investment discretion over the shares the Fund beneficially owns,
McAdoo Capital may be deemed to be the beneficial owner of 15.5% of the issuer's Common Stock. By virtue of his position as President of McAdoo Capital, Zachary McAdoo may be deemed to have the same beneficial ownership as McAdoo Capital.
As provided in the issuer's Quarterly Report on Form 10-Q, filed November 16, 2009, 84,168,467 shares of Common Stock were outstanding as of November 13, 2009. In addition, McAdoo Capital has the right to acquire within 60 days: (i) 150,000 total shares issuable pursuant to warrants and (ii) 2,500 shares issuable in satisfaction of the loan fee (together, the "McAdoo Additional Shares"). McAdoo Capital also exercises investment discretion over the Fund Additional Shares. Both of McAdoo Capital's and Zachary McAdoo's beneficial ownership percentages are based on a total of 99,582,796 shares, which consists of the issuer's outstanding shares plus: (i) the McAdoo Additional Shares; (ii) the Fund Additional Shares; (iii) the McAdoo Conversion Shares, which were acquired on December 31, 2009 and therefore were not included in the issuer's reported shares outstanding as of November 13, 2009; and (iv) the Fund Conversion Shares, which were acquired on December 31, 2009 and therefore were not included in the issuer's reported shares outstanding as of November 13, 2009.

	(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
	See the attached responses to Item 5 on the attached cover pages.
(ii)	Shared power to vote or to direct the vote:
	See the attached responses to Item 6 on the attached cover pages.
(iii)	Sole power to dispose or to direct the disposition of:
	See the attached responses to Item 7 on the attached cover pages.
(iv)	Shared power to dispose or to direct the disposition of:

	See the attached responses to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Investors in the Fund described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the shares held in each Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.   Identification and Classification of Members of the Group.

	Not applicable.

Item 9.   Notice of Dissolution of Group.

	Not applicable.



CUSIP No. 639048107
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Item 10.  Certifications.

	Each of the Reporting Persons hereby makes the following certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 639048107
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SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2010				MCADOO CAPITAL, INC.


						/s/ Zachary McAdoo
						Zachary McAdoo, President

Dated:  February 11, 2010				ZANETT OPPORTUNITY FUND, LTD.

						By: MCADOO CAPITAL, INC., its Investment Manager


						/s/ Zachary McAdoo
						Zachary McAdoo, President

Dated:  February 11, 2010				/s/ Zachary McAdoo
						Zachary McAdoo


EXHIBITS

No.	Exhibit

99.1	Joint Filing Agreement

PHTRANS/ 855467.3



PHTRANS/ 855467.3